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Filed Pursuant to
Rule 424(b)(3)
Registration No. 333-59601
and 33-57658

Common Stock	Constellation Energy Group, Inc. 750 East Pratt Street Baltimore, Maryland 21202 (410) 234-5000

P R O S P E C T U S

        This prospectus relates to 3,731,600 shares of common stock under Constellation Energy's continuous offering program, of which 1,925,500 shares have been sold from February 16, 2000 to March 26, 2001 leaving 1,806,100 shares available for sale. Constellation Energy may sell shares of common stock from time to time through the agent under the continuous offering program. We will receive all the proceeds from the sale of the stock, less expenses, after paying the agent a commission of not more than 5 cents per share. The proceeds we receive will depend on the number of shares we sell and the market price of our stock at the time of sale. We also may sell shares of common stock in fixed price offerings, special offerings or block transactions. For these types of sales, we will prepare and distribute a prospectus supplement which will describe the sale. Our common stock is listed on the New York, Chicago and Pacific stock exchanges under the symbol "CEG."

        We urge you to carefully read this prospectus which will describe the specific terms of the offering before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Citigroup

Agent

May 21, 2003

FORWARD-LOOKING STATEMENTS

We make statements in this prospectus and may make statements in any prospectus supplement that are considered forward looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Sometimes these statements will contain words such as "believes," "expects," "intends," "plans," and other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance or achievements to be materially different from those we project. These risks, uncertainties, and factors include, but are not limited to:

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  the timing and extent of changes in commodity prices for energy including coal, natural gas, oil, electricity and emissions allowances;

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  the timing and extent of deregulation of, and competition in, the energy markets in North America, and the rules and regulations adopted on a transitional basis in those markets;

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  the conditions of the capital markets, interest rates, availability of credit, liquidity and general economic conditions, as well as Constellation Energy's and Baltimore Gas and Electric Company's (BGE's) ability to maintain their current credit ratings;

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  the effectiveness of Constellation Energy's and BGE's risk management policies and procedures and the ability of their counterparties to satisfy their financial and performance commitments;

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  the liquidity and competitiveness of wholesale trading markets for energy commodities;

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  operational factors affecting the start-up or ongoing commercial operations of our generating facilities (including nuclear facilities) and BGE's transmission and distribution facilities, including catastrophic weather related damages, unscheduled outages or repairs, unanticipated changes in fuel costs or availability, unavailability of gas transportation or electric transmission services, workforce issues, terrorism, liabilities associated with catastrophic events and other events beyond our control;

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  the inability of BGE to recover all its costs associated with providing electric retail customers service during the electric rate freeze period;

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  the effect of weather and general economic and business conditions on energy supply, demand and prices;

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  regulatory or legislative developments that affect deregulation, transmission or distribution rates and revenues, demand for energy, or increase costs, including costs related to nuclear power plants, safety or environmental compliance;

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  the actual outcome of uncertainties associated with assumptions and estimates using judgment when applying critical accounting policies and preparing financial statements, including factors that are estimated in determining the fair value of energy contracts, such as the ability to obtain market prices and, in the absence of verifiable market prices, the appropriateness of models and model inputs (including, but not limited to, estimated contractual load obligations, unit availability, forward commodity prices, interest rates, correlation and volatility factors);

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  changes in accounting principles or practices;

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  the ability to attract and retain customers in our competitive supply business and to adequately forecast their energy usage;

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  losses on the sale or write down of assets due to impairment events or changes in management intent with regard to either holding or selling certain assets; and

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  cost and other effects of legal and administrative proceedings that may not be covered by insurance, including environmental liabilities.

These factors are not necessarily all of the important factors that could cause Constellation Energy's actual results to differ materially from those expressed in any of its forward looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. Given these uncertainties, you should not place undue reliance on these forward looking statements. Please see Constellation Energy's periodic reports filed with the SEC for more information on these factors. The forward looking statements included in this prospectus or any prospectus supplement are made only as of the date of this prospectus or such prospectus supplement.

THE COMPANY

Constellation Energy Group, Inc., (Constellation Energy) is a North American energy company that conducts its business through various subsidiaries including a merchant energy business and Baltimore Gas and Electric Company (BGE).

Our merchant energy business is a competitive provider of energy solutions for large customers in North America. It has electric generation assets located in various regions of the United States and provides energy solutions to meet customers' needs. Our merchant energy business focuses on serving the full energy and capacity requirements (load-serving activities) of, and providing other risk management activities for, various customers, such as utilities, municipalities, cooperatives, retail aggregators, and large commercial and industrial customers. These load-serving activities typically occur in regional markets in which end use customer electricity rates have been deregulated and thereby separated from the cost of generation supply.

BGE is a regulated electric and gas public transmission and distribution utility company with a service territory that covers the City of Baltimore and all or part of ten counties in central Maryland.

Our other nonregulated businesses:

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  design, construct, and operate single-site heating, cooling, and cogeneration facilities for commercial and industrial customers,

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  provide home improvements, service heating, air conditioning, plumbing, electrical, and indoor air quality systems, and provide electric and natural gas retail marketing, and

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  own and operate a district cooling system for commercial customers in the City of Baltimore, Maryland.

In addition, we own several investments that we do not consider to be core operations. These include financial investments, real estate projects, and interests in a Latin American distribution project and in a fund that holds interests in two South American energy projects.

USE OF PROCEEDS

Based on our current plans and estimates, we will use the net proceeds from the sale of common stock for general corporate purposes, including investments in our subsidiaries and repayment of commercial paper borrowings used to finance capital expenditures and operations. We may, however, use the net proceeds for other purposes if we find it necessary. If we do not use the net proceeds immediately, we will temporarily invest them in short term, interest bearing obligations. For current information on our commercial paper balances and average interest rate, see our most recent Form 10-K and 10-Q. See Where You Can Find More Information.

COMMON STOCK DIVIDENDS AND PRICE RANGE

When our Board of Directors declares dividends they will also set the record dates and payment dates. The record dates are expected to be the 10th of March, June, September and December, and we expect to mail dividends to each shareholder on or about the 1st of January, April, July and October.

The range of the high and low sale prices of Constellation Energy's common stock, reported by The Wall Street Journal, as New York Stock Exchange-Composite Transactions and dividends paid per share were as follows:

	Price Range
			Dividends Paid Per Share
	High	Low
2000
First Quarter	33.81	28.50	.42
Second Quarter	35.69	32.00	.42
Third Quarter	52.06	32.06	.42
Fourth Quarter	50.50	37.87	.42
2001
First Quarter	44.65	38.00	.12
Second Quarter	50.14	40.10	.12
Third Quarter	43.80	22.85	.12
Fourth Quarter	28.21	20.90	.12
2002
First Quarter	31.18	26.15	.24
Second Quarter	32.28	27.65	.24
Third Quarter	29.85	21.49	.24
Fourth Quarter	29.02	19.30	.24
2003
First Quarter (through March 31, 2003)	30.23	25.17	.26

The book value per share of Constellation Energy Group's common stock at December 31, 2002 was $23.43. The last reported sale price of Constellation Energy Group's common stock on the New York Stock Exchange on May 20, 2003 was $32.10.

DESCRIPTION OF COMMON STOCK

Below is a brief summary of your rights as holders of our common stock. You can find a complete description of these rights in our Charter. See Where You Can Find More Information.

Dividend Rights

We will pay dividends on our common stock when declared by our Board of Directors. However, we must first pay all dividends and any redemption payments due on our preferred stock (if any become outstanding) before paying common stock dividends.

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters on which shareholders vote. There are no cumulative voting rights.

Liquidation

Our common stock has no par value. If we liquidate or dissolve, you will share equally in any assets remaining after full payment of liabilities to our creditors and the liquidation value per share plus accrued dividends due to holders of our preferred stock (if any become outstanding).

General

You do not have any preemptive or special rights to purchase any shares of common stock we may issue at a later date. We have not issued any securities convertible into shares of our common stock. In addition, as holders of common stock, you have no redemption, conversion or sinking fund rights. When issued to you, the common stock will be legally issued, fully paid and nonassessable.

PLAN OF DISTRIBUTION

The common stock will be sold on a continuing basis through our agent, Citigroup Global Markets Inc. The agent agrees to use its reasonable efforts to solicit purchases for the period of its appointment. We will receive all the proceeds from the sale of the stock, after paying the agent a commission of no more than 5 cents per share and before deducting expenses of approximately $150,000. In addition, we have agreed to reimburse the agent for certain of its expenses in connection with the sale of the common stock.

The agent will sell the shares on the New York Stock Exchange, or on any other exchange on which the shares are listed, at prevailing market prices through (a) ordinary brokers' transactions or (b) in block transactions. In block transactions, the agent may purchase all or a portion of the shares as principal for its own account and resell them.

The agent may also sell the shares in a fixed price offering. If this happens, we will sell shares to the agent for its own account at a negotiated price (which is related to the prevailing market price), and the agent may form a group of dealers to participate with it in reselling the shares to you. For this type of sale, we will prepare and distribute a prospectus supplement which will describe the offering price and the number of shares sold and customary distributors' or sellers' commissions payable, if any.

The agent may also sell the shares by conducting a special offering or exchange distribution in accordance with the rules of the stock exchange on which the shares are listed. We would also prepare and distribute a prospectus supplement for these types of offerings.

General Information

Dealers and agents that participate in the distribution of the common stock may be underwriters as defined in the Securities Act of 1933 (1933 Act), and any discounts or commissions received by them from us and any profit on the resale of the common stock by them may be treated as underwriting discounts and commissions under the 1933 Act.

We have an agreement with the agent to indemnify it from certain civil liabilities, including liabilities under the 1933 Act or to contribute with respect to payments which the agent may be required to make. We may have similar agreements with dealers and other agents.

Dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their business.

In connection with any fixed price offering, exchange distribution, or special offering, the selling group, which would include dealers who enter into an underwriting agreement with us, may engage in transactions which stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the selling group may overallot in connection with the offering, creating a short position. In addition, they may bid for, and purchase, the securities in the open market to cover shorts or to stabilize the price of the common stock. Finally, the selling group may reclaim selling concessions allowed for distributing common stock in the offering, if the selling group repurchases previously distributed common stock in the market to cover overallotments or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The selling group is not required to engage in any of these activities, and may stop any of the activities at any time.

LEGAL OPINIONS

One of our lawyers will issue an opinion regarding certain legal matters in connection with the common stock offered pursuant to this prospectus. Cahill Gordon & Reindel LLP New York, NY will issue an opinion for any underwriters, dealers or agents. Cahill Gordon & Reindel LLP will rely on the opinion of our lawyers as to matters of Maryland law and the applicability of the Public Utility Holding Company Act of 1935.

EXPERTS

The financial statements and financial statement schedule incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Constellation Energy will file annual, quarterly and current reports, proxy statements and other information with the SEC. Prior to Constellation Energy becoming BGE's holding company, reports, statements and other information were filed by BGE under the name "Baltimore Gas and Electric Company." You may read and copy any document filed by BGE or Constellation Energy at the SEC's public reference room at 450 Fifth Street, N. W. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements regarding issuers (including Constellation Energy and BGE) that file documents with the SEC electronically. Constellation Energy's SEC filings may also be obtained from our web site at http://www.constellationenergy.com.

This prospectus is part of a registration statement that we filed with the SEC. In addition, the SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the common stock.

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  Constellation Energy Group's Annual Report on Form 10-K for the year ended December 31, 2002.

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  Constellation Energy Group's current report on From 8-K dated April 24, 2003.

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  Constellation Energy Group's current report on Form 8-K dated April 30, 2003.

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  Constellation Energy Group's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

You may request a copy of these filings, at no cost, by writing us at:

Shareholder Services
Constellation Energy Group, Inc.
39 W. Lexington Street
Baltimore, Maryland 21201
410-783-5920

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of the common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

Constellation Energy Group, Inc.

Common Stock

P R O S P E C T U S

Citigroup

May 21, 2003

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TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
COMMON STOCK DIVIDENDS AND PRICE RANGE